Exhibit 99.1

KPMG Inc. KPMG Crescent 85 Empire Road, Parktown, 2193, Private Bag 9, Parkview, 2122, South Africa	Telephone Fax Docex Internet	+27 (0)11 647 7111 +27 (0)11 647 8000 472 Johannesburg kpmg.co.za

Securities and Exchange Commission	Our ref Sibanye SEC
Washington, D.C. 20549

10 May 2018

Ladies and Gentlemen:

We are currently principal accountants for Sibanye Gold Limited and, under the date of March 30, 2018, we reported on the consolidated financial statements of Sibanye Gold Limited as of and for the years ended December 31, 2017 and 2016, and the effectiveness of internal control over financial reporting as of December 31, 2017. On May 4, 2018, we were notified of our dismissal effective as of the date of the completion of the audit services being conducted by KPMG for the year ending December 31, 2018.  We have read Sibanye Gold Limited’s statements included in its Form 6-K dated May 10, 2018, and we agree with such statements.

Very truly yours,

/s/ KPMG

KPMG Inc.

KPMG Inc. is a company incorporated under the South African Companies Act and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

	Chief Executive: Directors:	N Diomu Full list on website
KPMG Inc. is a Registered Auditor, in public practice in terms of the Auditing Profession Act, 26 of 2005	The company’s principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors’ names is available for inspection.
Registration number 1999/021543/21